Exhibit 99.10

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 874 102 327,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Russia: Total enters into a strategic partnership
with the independent gas company Novatek
Paris, March 2, 2011 — Christophe de Margerie, Total’s Chairman and Chief Executive Officer, was invited to meet the Russia’s President Dmitry Medvedev this afternoon in Moscow. It gave them the opportunity to review the overall activities of Total in Russia. Christophe de Margerie highlighted the dynamism of relationships of the Group with Russian partners and expressed its optimism concerning Total’s future in Russia.
In the evening, in presence of Russia’s Prime Minister Vladimir Putin, Christophe de Margerie signed with Leonid Mikhelson, Novatek’s Chairman and one of the main shareholders, two Memorandums of Cooperation to develop the cooperation between Total and the Russian company Novatek and its main shareholders.
The cooperation will be developed around two transactions:
-    Total will become the main international partner on the Yamal LNG project holding a 20% share. Novatek will hold a 51% interest in the project.
-    Total will take a 12.08% shareholding in Novatek with the intent of both parties to increase the share to 15% within 12 months and to 19.40% within 36 months.
The Yamal LNG project will develop the South Tambey field located in the arctic area of the Yamal peninsula. The resources of this condensate and gas field are estimated at approximately 44 trillion cubic feet of gas (1,250 billion cubic meters), allowing production of more than 15 million tons of liquefied natural gas (LNG) per year.
The project was declared of national interest by the Russian authorities, who took in 2010 a number of decisions to facilitate its implementation. With this project, Total (20%) will have access to proved and probable reserves of approximately 800 million barrels of oil equivalent (boe) within the licence duration and to a plateau production of about 90,000 boe per day in the next decade.
The Memorandum of Cooperation related to Yamal LNG outlines the main terms and conditions for the partnership on the Project and envisages the parties’ intent to close the deal by July 2011.
Novatek is the largest independent gas producer in Russia and supplies approximately 10% of the domestic market. Its 2010 production reached 37.8 billion cubic meters of gas per year (750,000 boe per day including condensates). Novatek’s portfolio of resources is made of several giant fields that underlie Novatek’s strong potential for growth. Since 2009, Total and Novatek are jointly developing the Termokarstovoye field.
The 12% stake will be acquired by Total from Novatek’s two main shareholders based on stock market quotations. The transaction is expected to be closed by April 2011 and amounts to approximately 4 billion dollars. Total will appoint a representative to the Board of Directors of Novatek. Through this acquisition, the Group will have access to

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 874 102 327,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
an equity production of 120,000 boe per day and to proved and probable reserves of about 1 billion boe.
Commenting these agreements, Christophe Margerie highlighted that “Total is delighted with this strategic alliance with Novatek, which will accelerate the Group’s development in Russia. This agreement adds to the close cooperation built with Gazprom since 2007 on the Shotkman project. In becoming the first international investor to participate in the development of the giant gas resources of the Yamal Peninsula, Total pursues its strategy aimed at establishing partnerships in producing countries with national players and confirms its leading position in the liquefied natural gas business.”
Total Exploration & Production in Russia
Total has been present in Russia since 1989. Total is operator of the Kharyaga field located in the Nenets Autonomous Region with a 40% interest. The development plan for phase 3 of the Kharyaga field was approved in December 2007. In 2010, Total’s equity production reached 10,000 boe per day.
In July 2007, Total and Gazprom signed an agreement regarding the first phase of development on the Shtokman giant gas and condensates field located in the Barents Sea. Shtokman Development AG (Total 25%) was established in February 2008 to design, construct, finance and operate the first development phase of the project. The Shtokman first development phase will produce 23.7 billion cubic meters per year. About half (7.5 million tons per year) will be exported in the form of liquefied natural gas.
Total’s Commitment to Russia
In Russia, as in other host countries, Total is committed to promoting local development. In every project in which it participates, Total creates sustainable jobs and trains employees to manage operations safely and efficiently.
Total also supports public health, education and cultural programs. Notably, it financed the construction of a school in Narian-Mar, the administrative center of the Nenets Autonomous District, and participated in the restoration of the St. Petersburg’s famous Marinsky Theater.
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Total is one of the largest major integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas and new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com
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Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at 2, place Jean Millier — La Défense 6 — 92078 Paris La Défense Cedex, France or at our Web site: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s Web site: www.sec.gov.